SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of August, 2006

EuroZinc Mining Corporation

(Translation of registrant’s name into English)

000-30478

(Commission File Number)

1601 - 543 Granville Street, Vancouver, B.C., Canada V6C 1X8

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [  ]     Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EuroZinc Mining Corporation

(Registrant)

Date: September 8, 2006

By:

/s/ Ron A. Ewing

Name: Ron A. Ewing

Title:  Executive Vice President

EXHIBIT INDEX

Exhibit

Description

99.1

News Release dated August 11, 2006

99.2

News Release dated August 21, 2006

99.3

Notice of Special Meeting dated August 22, 2006

99.4

Material Change Report dated August 23, 2006